UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	FRN Variable Rate Fix dated 1 October 2009
Exhibit No. 2	FRN Variable Rate Fix dated 2 October 2009
Exhibit No. 3	Early Redemption dated 2 October 2009
Exhibit No. 4	FRN Variable Rate Fix dated 7 October 2009
Exhibit No. 5	FRN Variable Rate Fix dated 9 October 2009
Exhibit No. 6	FRN Variable Rate Fix dated 12 October 2009
Exhibit No. 7	FRN Variable Rate Fix dated 13 October 2009
Exhibit No. 8	FRN Variable Rate Fix dated 13 October 2009
Exhibit No. 9	FRN Variable Rate Fix dated 13 October 2009
Exhibit No. 10	Publication of Base Prospectus Supplement dated 15 October 2009
Exhibit No. 11	FRN Variable Rate Fix dated 15 October 2009
Exhibit No. 12	FRN Variable Rate Fix dated 16 October 2009
Exhibit No. 13	FRN Variable Rate Fix dated 19 October 2009
Exhibit No. 14	FRN Variable Rate Fix dated 19 October 2009
Exhibit No. 15	FRN Variable Rate Fix dated 22 October 2009
Exhibit No. 16	FRN Variable Rate Fix dated 28 October 2009
Exhibit No. 17	Total Voting Rights dated 29 October 2009
Exhibit No. 18	Publication of Final Terms dated 29 October 2009
Exhibit No.19                   FRN Variable Rate Fix dated 30 October 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date:  November 3, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: November 3, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit No. 1

As Agent Bank, please be advised of the following rate determined on: 01/10/09
Issue	¦ Barclays Bank Plc Series 172 - USD 2,000,000,000 FRN due 5 December 2011

ISIN Number	¦ XS0403958571
ISIN Reference	¦ 40395857
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 05/10/09 to 05/11/09		Payment Date 05/11/09
Number of Days	¦ 31
Rate	¦ 1.29563
Denomination USD	¦ 50,000	¦ 1,000	¦

Amount Payable per Denomination	¦ 55.78	¦ 1.12	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 2

As Agent Bank, please be advised of the following rate determined on: 02-Oct-2009
Issue	¦ BARCLAYS BANK PLC Series 161 Issue of GBP 1,250,000,000 Floating Rate Notes Due 2010 under the GBP 30,000,000,000 Debt Issuance Programme

ISIN Number	¦ XS0308497014
ISIN Reference	¦
Issue Nomin GBP	¦ 1,250,000,000.00
Period	¦ 02-Oct-2009 to 04-Jan-2010		Payment Date 04-Jan-2010
Number of Days	¦ 94
Rate	¦ 0.56125
Denomination GBP	¦ 1,250,000,000.00	¦	¦

Amount Payable per Denomination	¦ 1,806,763.70	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 3

Please be advised the following issue has been repurchased for EUR 3,500,000 in Clearstream on 06/10/09 and then has been redeemed at par due to a EARLY REDEMPTION on 05/10/09

Barclays Bank Plc. Series SN15880 EUR 15,000,000 Due 04 Jul 2012 - XS0427171003

The outstanding balance will therefore be zero.

Please amend your records accordingly.

Exhibit No. 4

Re:	BARCLAYS BANK PLC.
EUR 1116000000
MATURING: 16-May-2019
ISIN: XS0398798834

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
11-Nov-2008 TO 01-Oct-2009 HAS BEEN FIXED AT 4.742000 PCT

DAY BASIS: ACTUAL/360

INTEREST PAYABLE VALUE 01-Oct-2009 WILL AMOUNT TO:
EUR 2133.9 PER EUR 50000 DENOMINATION

Exhibit No. 5

As Agent Bank, please be advised of the following rate determined on: 09/10/09
Issue	¦ Barclays Bank Plc Series 180 - USD 250,000,000 FRN due 13 Jan 2012

ISIN Number	¦ XS0408595352
ISIN Reference	¦ 40859535
Issue Nomin USD	¦ 250,000,000
Period	¦ 13/10/09 to 13/01/10		Payment Date 13/01/10
Number of Days	¦ 92
Rate	¦ 0.81438
Denomination USD	¦ 100,000	¦	¦

Amount Payable per Denomination	¦ 208.12	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 6

As Agent Bank, please be advised of the following rate determined on: 12/10/09
Issue	¦ Barclays Bank PLC - Series 200 - USD 475,000,000 Guaranteed FRN Due 14 Apr 2012

ISIN Number	¦ XS0440449865
ISIN Reference	¦ US06738G7S32
Issue Nomin USD	¦ 475,000,000
Period	¦ 14/10/09 to 14/01/10		Payment Date 14/01/10
Number of Days	¦ 92
Rate	¦ 0.55438
Denomination USD	¦ 1,000	¦	¦

Amount Payable per Denomination	¦ 1.42	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 7

As Agent Bank, please be advised of the following rate determined on: 13-Oct-2009
Issue	¦ Barclays Bank PLC Series 64, Tranche 1, EUR 50,000,000 Floating Rate Subordinated Notes due 2019

ISIN Number	¦ XS0102643169
ISIN Reference	¦
Issue Nomin EUR	¦ 50,000,000.00
Period	¦ 15-Oct-2009 to 15-Apr-2010		Payment Date 15-Apr-2010
Number of Days	¦ 182
Rate	¦ 1.524
Denomination EUR	¦ 50,000,000.00	¦	¦

Amount Payable per Denomination	¦ 385,233.33	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 8

As Agent Bank, please be advised of the following rate determined on: 17/09/09
Issue	¦ Barclays Bank Plc Series 175 - USD 2,000,000,000 FRN due 19 December 2011

ISIN Number	¦ XS0406399427
ISIN Reference	¦ 40639942
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 21/09/09 to 19/10/09		Payment Date 19/10/09
Number of Days	¦ 28
Rate	¦ 1.19625
Denomination USD	¦ 100,000	¦ 2,000,000,000	¦

Amount Payable per Denomination	¦ 93.04	¦ 1,860,833.33	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 9

As Agent Bank, please be advised of the following rate determined on: 13/10/09
Issue	¦ Barclays Bank PLC - Series 178 - GBP 2,000,000,000 FRN due 13 Jan 2012

ISIN Number	¦ XS0408286994
ISIN Reference	¦ 40828699
Issue Nomin GBP	¦ 2,000,000,000
Period	¦ 13/10/09 to 13/01/10		Payment Date 13/01/10
Number of Days	¦ 92
Rate	¦ 0.8125
Denomination GBP	¦ 100,000	¦ 2,000,000,000	¦

Amount Payable per Denomination	¦ 204.79	¦ 4,095,890.41	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 10

Publication of Prospectus

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement dated 14 October 2009 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

 http://www.rns-pdf.londonstockexchange.com/rns/8474A_1-2009-10-15.pdf

For further information, please contact

Barclays Treasury

1 Churchill Place
Canary Wharf
London  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Any Notes issued or to be issued pursuant to the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 11

As Agent Bank, please be advised of the following rate determined on: 15/10/09
Issue	¦ Barclays Bank Plc Series 175 - USD 2,000,000,000 FRN due 19 December 2011

ISIN Number	¦ XS0406399427
ISIN Reference	¦ 40639942
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 19/10/09 to 19/11/09		Payment Date 19/11/09
Number of Days	¦ 31
Rate	¦ 1.195
Denomination USD	¦ 100,000	¦ 2,000,000,000	¦

Amount Payable per Denomination	¦ 102.90	¦ 2,058,055.56	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 12

As Agent Bank, please be advised of the following rate determined on: 16-Oct-2009
Issue	¦ Barclays Bank PLC Series 157 EUR 1,250,000,000 Callable Floating Rate Subordinated Notes due 2016

ISIN Number	¦ XS0240949791
ISIN Reference	¦
Issue Nomin EUR	¦ 1,250,000,000.00
Period	¦ 20-Oct-2009 to 20-Jan-2010		Payment Date 20-Jan-2010
Number of Days	¦ 92
Rate	¦ 0.91400
Denomination EUR	¦ 1,250,000,000.00	¦	¦

Amount Payable per Denomination	¦ 2,919,722.22	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 13

Re:	BARCLAYS BANK PLC.
GBP 2000000000
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Oct-2009 TO 16-Nov-2009 HAS BEEN FIXED AT 1.062500 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Nov-2009 WILL AMOUNT TO:
GBP 45.12 PER GBP 50000 DENOMINATION

Exhibit No. 14

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Oct-2009 TO 16-Nov-2009 HAS BEEN FIXED AT 1.062500 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Nov-2009 WILL AMOUNT TO:
GBP 45.12 PER GBP 50000 DENOMINATION

Exhibit No. 15

As Agent Bank, please be advised of the following rate determined on: 22/10/09
Issue	¦ Barclays Bank PLC Series 193 - EUR 1,500,000,000 FRN due 25 Oct 2010

ISIN Number	¦ XS0424840758
ISIN Reference	¦ 042484075
Issue Nomin EUR	¦ 1,500,000,000
Period	¦ 26/10/09 to 25/01/10		Payment Date 25/01/10
Number of Days	¦ 91
Rate	¦ 2.133
Denomination EUR	¦ 50,000	¦	¦

Amount Payable per Denomination	¦ 269.59	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 16

As Agent Bank, please be advised of the following rate determined on: 28-Oct-2009
Issue	¦ BARCLAYS BANK PLC GBP 200,000,000 Undated Floating Rate Primary Capital Notes Series 3

ISIN Number	¦ XS0015014615
ISIN Reference	¦
Issue Nomin GBP	¦ 200,000,000.00
Period	¦ 30-Oct-2009 to 29-Jan-2010		Payment Date 29-Jan-2010
Number of Days	¦ 91
Rate	¦ 1.62500
Denomination GBP	¦ 250,000.00	¦	¦

Amount Payable per Denomination	¦ 1,012.84	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 17

29 October 2009

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 11,410,146,205 ordinary shares with voting rights as at 28 October 2009. There are no ordinary shares held in Treasury.

The above figure (11,410,146,205) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.

Exhibit No. 18

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of €2,000,000,000 Floating Rate Notes due January 2013 under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6149B_1-2009-10-29.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place

Canary Wharf

London  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus dated 8 June 2009 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 19

As Agent Bank, please be advised of the following rate determined on: 30/10/09
Issue	¦ Barclays Bank PLC - Series 183 - GBP 333,000,000 FRN due 30 Jan 2012

ISIN Number	¦ XS0411706897
ISIN Reference	¦ 41170689
Issue Nomin GBP	¦ 333,000,000
Period	¦ 30/10/09 to 29/01/10		Payment Date 29/01/10
Number of Days	¦ 91
Rate	¦ 0.97125
Denomination GBP	¦ 50,000	¦ 333,000,000	¦

Amount Payable per Denomination	¦ 121.07	¦ 806,350.38	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601